IIFL Capital Inc.

Statement of Financial Condition

March 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68100

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___04/01/17___ AND ENDING ___03/31/18___
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IIFL Capital Inc.

	OFFICIAL USE ONLY
	_____
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, Suite # 1506
(No. and Street)

New York   **NY**   **10036**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   **(212) 897-1694**
                                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

IIFL Capital Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]		Report of Independent Registered Public Accounting Firm.
[x]	(a)	Facing Page.
[x]	(b)	Statement of Financial Condition.
[ ]	(c)	Statement of Operations.
[x]		Footnotes
[ ]	(d)	Statement of Changes in Stockholder's Equity.
[ ]	(e)	Statement of Cash Flows.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ]	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]	(l)	An Affirmation.
[ ]	(m)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ]	(n)	Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[ ]	(o)	Rule 15c3-3 Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Rahul Ajmera, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IIFL Capital Inc. for the year ended March 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____ Signature

President
_____
Title

 30th of April, 2018

Notary Public

HEICHING VICKY MA
Notary Public – State of New York
NO. 01MA6353793
Qualified in Queens County
My Commission Expires Jan 30, 2021

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
IIFL Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IIFL Capital, Inc. (the "Company"), as of March 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

April 24, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 **T** (973) 898 9494 **F** (973) 898 0686 **withum.com**

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

IIFL Capital Inc.

Statement of Financial Condition
March 31, 2018

Assets

Cash	$	1,179,164
Due from Affiliate		7,000
Fixed assets, net of accumulated depreciation of $2,357		1,846
Security deposit		94,784
Other assets		39,387
Total assets	**$**	**1,322,181**

Liabilities and Stockholder's Equity

Accounts payable and other accrued liabilities	$	187,471
Income taxes payable		97,800
Total liabilities		285,271
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		687,490
Retained earnings		349,410
Total stockholder's equity		1,036,910
Total liabilities and stockholder's equity	**$**	**1,322,181**

The accompanying notes are an integral part ot this financial statement.

IIFL Capital Inc.

Notes to Statement of Financial Condition
Year Ended March 31, 2018

1. **Organization**

   IIFL Capital Inc. (the Company) is a wholly owned subsidiary of IIFL Holdings Ltd., Mumbai, India (Parent). The Company provides brokerage and research services to institutional investors in the United States investing in securities of companies principally headquartered in India. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

   The Company's customers transact their business on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by IIFL Securities Limited (an "Affiliate") in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

2. **Significant Accounting Policies**

   a) **Cash**

      The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits; however, the Company does not consider itself to be at risk with respect to its cash deposits.

      Cash includes $119,301 in a special account segregated in compliance with federal regulations to cover commission rebate liabilities amounting to approximately $18,900 included in accounts payable and other accrued liabilities.

   b) **Revenues**

      The Company receives fees from its Affiliate for performing sales and marketing functions on behalf of the Affiliate to attract institutional customers. The fees are based on expenses incurred by the Company in relation to the marketing activities such as compensation and benefits, professional services, occupancy, travel and other operating costs plus a profit factor.

   c) **Fixed Assets**

      Fixed assets are carried at cost less accumulated depreciation and are included in other assets on the statement of financial condition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

   d) **Income Taxes**

      The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

e) **Estimates**

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) **New Accounting Pronouncements** - In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification ("ASU") (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The effective date of this ASU is January 1, 2018. The Company has analyzed the guidance in this new standard and has determined there will be no change in the manner the Company recognizes fee income. Accordingly, the Company has concluded this guidance does not have a material impact on its financial statement or regulatory capital.

In February 2016, ASU 2016-02, Leases, was issued. This guidance will require companies who are lessees in a qualified lease to recognize, as assets and liabilities in their statement of financial position, the rights and obligations created by the leases. This guidance will be effective for the Company beginning in 2019. Early application is permitted. Management does not expect a significant impact to its operations as a result of the adoption of this new standard.

3. **Related Party Transactions**

The Company's customer securities transactions are facilitated by the Affiliate in India. Commissions earned are collected by the Affiliate. The Company is entitled to a monthly cost plus fee. For the year ended March 31, 2018, the Company earned commission revenue from the Affiliate in the amount of $2,181,000 of which $7,000 was due from the Affiliate at March 31, 2018.

The Company maintains an administrative services agreement with another affiliated entity in the US, IIFL Inc. whereby IIFL Inc. is to provide certain services. Management determined the amount of certain expenses paid directly by IIFL Inc. that should be allocated to the Company, such as rent, office expenses and other operating expenses. The aggregate amount of these services paid to IIFL Inc. during 2017 was $74,531. There are no amounts due to or due from IIFL Inc. as of March 31, 2018.

4. **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method of computing net its net capital. Under this method, net capital as defined, shall not be less than $250,000. At March 31, 2018, the Company had net capital of $893,893 which exceeded requirements by $643,893.

5. **Off-Balance-Sheet Risk, Concentration Risk and Credit Risk**

The Company's policy is to continuously monitor its exposure to market and counterparty risk by using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

6. **Income Taxes**

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("the Tax Act"), which makes broad and complex changes to the U.S. tax code. Certain of these changes may be applicable to the Company, including but not limited to, reducing the U.S. federal corporate rate from 35% to 21%. Changes in tax rates and tax laws are accounted for in the period of enactment. The Tax Act reduces the corporate tax rate to 21%, effective January 1, 2018.

The Company does not have any uncertain tax positions or any known unrecognized tax benefits at March 31, 2018.

7. **401k Plan**

The Company also sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under the plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits. Employee contributions may be matched at the discretion of the Company subject to IRS limits.

8. **Concentrations**

The Company is dependent on its Affiliate for 100% of its revenue.

Substantially all of the Company's cash is held in accounts at major commercial banks.

Management does not expect any losses to result with respect to any of these concentrations.

IIFL Capital Inc.

Notes to Statement of Financial Condition
Year Ended March 31, 2018

9. **Commitments and Contingent Liabilities**

The Company is a co-signer along with IIFL Inc. on the lease for its office space, such lease expiring on November 30, 2022. The Company would be obligated on the full amount of lease payments remaining at any time should the IIFL Inc. default on its portion. Future annual lease payments are as follows:

Year Ending March 31		Total Commitments
2019	$	275,063
2020		275,063
2021		281,250
2022		281,813
2023		187,875
	$	1,301,064